UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On March 7, 2013, CorpBanca held an ordinary shareholders meeting in which the following matters were approved:

1.	Balance Sheet, Financial Statements and Notes thereto and the Independent Auditors Report for the twelve months ended December 31, 2012.

2.	The appointment of Deloitte & Touche Sociedad de Auditeres Consultores Limitada, as independent auditors for 2013.

3.
The selection of CorpBanca’s Board of Directors was approved, and the following 9 Directors and 2 alternate Directors were appointed in accordance with the number of Directors set forth in the bank’s bylaws: Directors: Jorge Andrés Saieh Guzmán, Gustavo Arriagada Morales (independent), Hugo Verdegaal, (independent), José Luis Mardones Santander (independent), Jorge Selume Zaror, Fernando Aguad Dagach, Francisco León Délano, Francisco Mobarec Asfura, Rafael Guilisasti Gana. Alternate Directors: María Catalina Saieh Guzmán, Ana Holuigue Barros.

4.	The monthly compensation for the members of the Board of Directors in the amount of UF100 for each Director, and UF600 for the Chairman of the Board of Directors.

5.	The operations set forth in article 146 and following articles of Chilean Securities Market Law No. 18.046.

6.
The immediate distribution of 50% of CorpBanca’s profits generated during 2012, which is in the amount of Ch$60,039,998,173, through dividends to be distributed amongst the Bank’s total outstanding shares at Ch$0.1764023878 per share, provided that the shareholders entitled to receive such dividends will be those shareholders registered on the Shareholder Registry 5 business days before the general shareholders meeting was held, this is, as of the end of March 1, 2013.

7.	Establishing as a dividend policy, the distribution of at least 50% of the bank’s profits generated during each year.

8.	The Board of Directors annual budget in the amount of UF7,000, plus a monthly contribution in the amount of UF150 for each Board member, and UF250 for the Chairman of the Board.

9.	The appointment of El Pulso newspaper for legal publications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By: Name: Title:	/s/ Eugenio Gigogne Eugenio Gigogne Chief Financial Officer

Date: March 13, 2013